UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 27, 2010

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On October 27, 2010, Asset Management, L.L.C., a Virginia limited liability company, ("AM") executed a purchase and sale agreement (the "Agreement") dated as of October 15, 2010, in which AM will acquire the assets of Fawn Lake Country Club from NTS/Virginia Development Company ("NTS/VA"). NTS/VA is a wholly owned subsidiary of the NTS Mortgage Income Fund (the "Corporation"). Fawn Lake Community Association and Fawn Lake Country Club, both Virginia non-stock corporations, joined in the execution of the Agreement for the purpose of making certain covenants, undertakings and/or representations expressly attributable to them within the Agreement.

The purchase price for the Fawn Lake Country Club assets is $2.5 million, subject to customary prorations. The closing is expected to occur in November 2010 subject to certain contingencies. The net proceeds of the sale will be used to repay obligations of NTS/VA or the Corporation to PNC Bank National Associates and other creditors.

There can be no assurance that AM will receive the necessary financing or that the sale will close without material changes to the terms of the Agreement.

A copy of the executed purchase and sale agreement is attached to this Current Report on Form 8-K as Exhibit 10.1 and is incorporated in its entirety in this Item 1.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired: N/A
(b) Pro Forma Financial Information: N/A
(c) Shell Company Transactions: N/A
(d) Exhibits:
      10.1   Purchase and Sale Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By: _____

Name: Gregory A. Wells
Title: Secretary/Treasurer/Chief Financial Officer
Date: October 29, 2010



PURCHASE AND SALE AGREEMENT

PREAMBLE

THIS PURCHASE AND SALE AGREEMENT ("**Agreement**"), is by and between **NTS/VIRGINIA DEVELOPMENT COMPANY**, a Virginia corporation, as seller ("**Seller**"), and **ASSET MANAGEMENT, L.L.C.**, a Virginia limited liability company, as purchaser ("**Purchaser**"). Fawn Lake Community Association, a Virginia non-stock corporation (the "**FLCA**") and Fawn Lake Country Club, a Virginia non-stock corporation (the "**FLCC**") are hereby joining in the execution of this Agreement for the purpose of making certain covenants, undertakings and/or representations expressly attributable to them hereunder (collectively, Seller, Purchaser, the FLCA and the FLCC sometimes are referred to herein as the "**Parties**"). By this Agreement, Seller agrees to sell and to convey to Purchaser, and Purchaser agrees to purchase and to acquire, all of Seller's rights, title and interest in the Country Club Property (as hereinafter defined) of the Fawn Lake Country Club. This Agreement is for the purchase and sale of assets only, and except as expressly provided herein, Purchaser is not acquiring any of Seller's debts, liabilities and/or obligations. This Agreement is effective as of October ~~6~~ 15, 2010 ("**Effective Date**"). Exhibits and schedules referred to herein and attached hereto are incorporated as part of the Agreement as if fully set forth herein.

ARTICLE 1 -- DEFINITIONS

In addition to any definitions specified in the body of the Agreement, the following terms, when capitalized, shall, unless modified in the Agreement, have the following meaning:

1.1. "Acquisition Committee" means the Committee that has been authorized by the FLCA Board to (i) obtain member consent to the transactions described herein; and (ii) form the Purchaser to acquire the Country Club Property and negotiate this Agreement. The Acquisition Committee is comprised of Ed Berlin, Larry Welford, Ed Gillis, Jim Ford, Jerry Henderson and Dan Harris.

1.2. "Arnold Palmer Designation" means any and all rights that Seller has to utilize the name "Arnold Palmer" in connection with the Golf Course, the Country Club, or any part thereof.

1.3. "Bank Loan" means the bank loan obtained by the Purchaser and/or the FLCA to finance the transactions contemplated by this Agreement.

1.4. "Bill of Sale" means the Bill of Sale in the form to be agreed upon by the Purchaser, the FLCC and Seller prior to the expiration of the Investigation Period.

1.5. "Books and Records" means copies of all accounting, financial, tax, employment, sales, accounts payable and accounts receivable reports, and other records relating solely to the business of owning, operating, maintaining and/or managing the Country Club Property in Seller's possession for the previous three (3) years.

1.6. "Business Day" means any day other than a Saturday, Sunday or any United States federal legal holiday.

1.7.   "Calendar Day" means any day of the week including a Business Day.

1.8.   "Certificate of Non-Foreign Status" means a certificate regarding the non-foreign status of the Seller in the form to be agreed upon by the Seller and Purchaser prior to the expiration of the Investigation Period.

1.9.   "Closing Date" means the date on which the Closing of the transactions contemplated hereby occurs, which date shall be the earlier of (i) October 26, 2010, assuming all Conditions Precedent and all obligations imposed on the Purchaser and Seller as a condition to closing have been satisfied, or (ii) such date chosen by Purchaser, in its sole discretion for the completion of any Conditions Precedent, but not later than November 15, 2010.

1.10.   "Clubhouse" means the Country Club building currently used as a dining facility and all ancillary structures including, but not limited to, the adult swimming pool, parking facilities and out buildings associated with the Clubhouse.

1.11.   "Conditions Precedent" means all obligations imposed on either Seller or Purchaser which are to occur either prior to or at Closing.

1.12.   "Country Club" means all of Seller's right, title and interest in the Fawn Lake Country Club, a private, member only country club owned and operated by Seller on the Fawn Lake Development in Spotsylvania, Virginia.

1.13.   "Country Club Employees" means all employees employed by Seller solely for County Club operations and also includes Jesse Dwyer, an employee shared by the Country Club and the FLCA.

1.14.   "Country Club Property" means all of the Real Property, Improvements, Golf Course, Country Club, Personal Property, Intangible Property, Contracts, Permits, to the extent assignable, the Arnold Palmer Designation, to the extent assignable, and Memberships and Membership Agreements as defined herein and/or reflected on the exhibits attached hereto.

1.15.   "Declaration" means the Declaration for Fawn Lake made by NTS/Virginia Development Company, dated July 16, 1990 and recorded in Deed Book 914, page 131 in the Clerk's office of the Circuit Court of Spotsylvania County, Virginia on [_____], as amended, corrected and supplemented by Exhibit B to the Declaration filed at Deed Book 951, page 244, a Corrected Declaration filed at Deed Book 951, page 249, an Amendment to Declaration filed at Deed Book 993, page 764, a Corrected Declaration filed at Deed Book 1328, page 555 and by a Supplemental Declaration filed at Deed Book 1741, page 784.

1.16.   "Due Diligence Materials" means all of the documents, agreements, studies, reports, maps, surveys, plans and specifications, architectural and engineering drawings, plans, specifications, as-built drawings, plats and maps, contracts to be identified during the Investigation Period by the Parties and then listed on **Exhibit B** ("Contracts") and any other documents of the same or similar nature pertaining to the Country Club Property, which are in Seller's possession and to be made available by Seller for Purchaser's review, without warranty of any kind and excluding marketing, leasing, economic and proprietary studies of Seller.

1.17.   "Environmental Investigation" shall have the meaning given to such term in Section 4.1(c) of this Agreement.

1.18.   "Environmental Laws" means all federal, state or local laws, ordinances, codes, statutes, regulations, administrative rules, policies and orders, and other authorities, however designated, pertaining to the management, manufacture, possession, presence, use, generation, transportation, treatment, storage, disposal or Release (as herein defined) of Hazardous Substances and/or Hazardous Materials.

1.19.   "Fawn Lake Development" means the real estate development located in Spotsylvania County, Virginia and consisting of a series of one or more residential subdivisions known as "Fawn Lake".

1.20.   "FLCA" means Fawn Lake Community Association, a Virginia non-stock corporation.

1.21.   "FLCA Board" means the governing Board of the FLCA.

1.22.   "FLCC" means Fawn Lake Country Club, a Virginia non-stock corporation.

1.23.   "FLCC Board" means the governing Board of the FLCC, which entity shall lease, operate and manage the Country Club subsequent to the Closing.

1.24.   "Golf Course" means the 18-hole Arnold Palmer designed golf course, the driving range, the practice facilities, cart paths and related Improvements located on the Real Property (as hereinafter defined).

1.25.   "Hazardous Substances" and/or "Hazardous Materials" means any substance, chemical, compound, product, solid, gas, liquid, waste, byproduct, pollutant, contaminant, or material which is hazardous or toxic, and includes, without limitation, (a) asbestos, polychlorinated biphenyls and petroleum (including crude oil or any fraction thereof) and (b) any material classified or regulated as "hazardous" or "toxic" pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 USC 9601 et seq., Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976 and the Hazardous and Solid Waste Amendments of 1984, 42 USC 6901 et seq., Federal Water Pollution Control Act, as amended by the Clean Water Act of 1977, 33 USC 1251 et seq., Clean Air Act of 1966, as amended, 42 USC 7401 et seq., Toxic Substances Control Act of 1976, 15 USC 2601 et seq., or the Hazardous Materials Transportation Act, 49 USC App. 1801 et seq.

1.26.   "Improvements" means all buildings, structures, fixtures and other improvements owned by Seller and located on, over and under the Real Property and used in the management or operation of the Country Club including, without limitation, the Clubhouse, the Golf Course, the golf pro shop, and the Maintenance Facility.

1.27.   "Intangible Property" shall mean that intangible property to be identified during the Investigation Period by the Parties and then listed on **Exhibit C**.

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1.28. "Investigation Period" shall have the meaning given to such term in Section 4.1 of this Agreement.

1.29. "Liquor License" means the liquor license(s) held by Seller and currently in use at the Country Club allowing for the sale of alcoholic beverages.

1.30. "Maintenance Facility" means the maintenance building, storage area and related facilities located on the Real Property, as depicted on **Exhibit D**, attached hereto.

1.31. "Material Loss" means damage, loss or destruction to any portion of the Country Club Property, the loss of which is equal to or greater than Twenty-Five Thousand and 00/100ths Dollars ($25,000.00) (measured by the cost of repair or replacement) per occurrence or equal to or greater than One Hundred Thousand and 00/100ths Dollars ($100,000.00) (measured by the cost of repair or replacement) in the aggregate.

1.32. "Member" means any person or entity holding a Membership in the Country Club as of the Closing Date.

1.33. "Membership" means any membership or other right, license or privilege which authorizes a Member to utilize all or any portion of the Country Club.

1.34. "Membership Agreement" means any contract, agreement or other written understanding entered into in connection with the offer, sale and/or issuance of a Membership in the Country Club and still in effect as of the Closing Date, including Membership Agreements which have expired, but that still include executory initiation fee refund obligations to be assumed by the Purchaser under Section 2.1, below. The initiation fee refund obligations are set forth on **Exhibit E-1**, attached hereto.

1.35. "Membership Deposits" mean all refundable membership deposits received by Seller and listed on **Exhibit E**, as supplemented at Closing.

1.36. "Membership Fee Payable" means the outstanding initiation fee obligation of certain golf members listed on **Exhibit E**.

1.37. "Non-Material Loss" means damage, loss or destruction to any portion of the Country Club Property, the loss of which is less than Twenty-Five Thousand and 00/100ths Dollars ($25,000.00) (measured by the cost of repair or replacement) per occurrence and less than One Hundred Thousand and 00/100ths Dollars ($100,000.00) (measured by the cost of repair or replacement) in the aggregate.

1.38. "Notice" shall have the meaning given to such term in Section 17.1 of this Agreement.

1.39. "Ordinary Course of Business" means any action taken by Seller that is consistent in nature and scope with the past practices of Seller taken in the ordinary course of the normal day-to-day operations of the Country Club during the twelve (12) month period preceding the Effective Date.

1.40. "Permits" shall mean all permits, licenses, certificates (including, but not limited to, certificates of occupancy), written approvals, authorizations and orders obtained from any governmental authority (including, but not limited to zoning authorizations and/or Special Use Permits) for and relating to the Country Club Property or the business of owning, operating, maintaining and/or managing the Country Club, which are assignable.

1.41. "Personal Property" shall mean all equipment, machinery, tools, appliances, furnishing, furniture, fixtures, trade fixtures, goods held for resale, pro shop inventory, dining facility inventory including but not limited to food, beverages and linen, fertilizer and pesticide inventory and all other supplies maintained for application upon the Real Property, supplies, telephone and computer equipment and other items of tangible personal property located on the Real Property, and used primarily in connection with the business of owning, operating, maintaining and/or managing the Country Club and to be identified and agreed upon by the Purchaser and Seller during the Investigation Period and to be listed on **Exhibit F**.

1.42. "Phase 1 Report" means the report generated pursuant to a Phase 1 environmental study.

1.43. "Purchaser's Re-Certification" means a Purchaser's Re-Certification of Representations and Warranties which updates the Purchaser's representations, warranties and covenants contained herein, subject to any newly discovered facts or changes in circumstance which constitute material changes to the representations, warranties and covenants.

1.44. "Real Property" means those certain tracts or parcels of real property, with Improvements thereon, consisting of approximately 185.2104 acres, part of Tax Map Number 18-A-22, located in Spotsylvania County, Virginia, and depicted on that certain plat titled "Plat of Subdivision Golf Course Parcel Fawn Lake Subdivision" prepared by Welford Engineering Associates, Inc., dated August, 2010, as last revised **"Subdivision Plat"** as shown on **Exhibit A**, together with (a) all easements, rights-of-way and appurtenances relating to or pertaining to the Real Property; (b) all of Seller's right, title and interest in and to all water wells, and all portions of streams, creeks, ponds, lakes or other bodies of water in, on or under the Real Property, including aeration equipment in such waters; and (c) all sewer, septic and waste disposal rights and interests applicable or appurtenant to and/or used in connection with the Real Property.

1.45. "Seller's Actual Knowledge" means the actual knowledge of Ralph DeRosa, who is a Senior Vice President of Seller, or if Ralph DeRosa no longer serves in such capacity, it means the actual knowledge of Seller's President.

1.46. "Seller's Re-Certification" means a Seller's Re-Certification of Representations and Warranties which updates the Seller's representations, warranties, and covenants contained herein, subject to any newly discovered facts or changes in circumstance which constitute material changes to the representations, warranties, and covenants.

1.47. "Title Insurer" means Lawyers Title Insurance Corporation, or its successor, the title insurance company providing title insurance on the Country Club Property for the benefit and at the sole expense of Purchaser.

ARTICLE 2 -- PROPERTY SUBJECT TO THE PURCHASE AND SALE

2.1. <u>Purchase and Sale of Country Club Property</u>. As noted in the Preamble, this Agreement is for the purchase and sale of assets only, and except as expressly provided herein, Purchaser is not acquiring any of Seller's debts, liabilities and/or obligations. Subject to the terms and conditions set forth in this Agreement, Seller shall sell, convey, assign, transfer and deliver to Purchaser, and Purchaser shall purchase, acquire, and assume from Seller the Country Club Property free of any lien, encumbrance, liability or obligation of any kind, and however designated, other than the Permitted Exceptions, as defined herein, or except to the extent that Purchaser agrees explicitly herein to accept or assume a specified obligation. Purchaser agrees to assume any Contracts listed on **Exhibit B** that are not terminable without penalty upon less than thirty (30) days' notice. Except for new contracts or contract extensions entered into in the Ordinary Course of Business that are terminable upon not more than thirty (30) days' notice, after the Effective Date, Seller shall not enter into any new contracts, or into any contract extensions, for terms extending beyond the Closing Date, without first obtaining the concurrence, in writing, of the FLCC and the Purchaser. Purchaser acknowledges that as of the Closing Date Purchaser shall assume, and agrees to discharge, the obligations of Seller with respect to the Membership Program, including any outstanding obligation of the Seller for the refund of Membership initiation fees set forth on **Exhibit E-1**, attached hereto. Seller acknowledges that as of the Closing Date there will exist unpaid Membership initiation fees which shall be assigned to Purchaser at Closing, without recourse or warranty.

2.2. "<u>As Is, Where Is</u>." Except as expressly provided herein, the Country Club Property shall be sold and conveyed "AS IS", "WHERE IS" and title and possession shall be subject to the terms of this Agreement. Purchaser acknowledges that acreage and boundaries of the Real Property are approximate and will be determined at the time of final subdivision approval from the appropriate governmental authorities and recordation of the Subdivision Plat creating the Property as a legally separate parcel ("**Plat Approval**"). The Seller, Purchaser and FLCC shall agree upon the Subdivision Plat during the Investigation Period. Notwithstanding anything to the contrary herein, Purchaser shall be responsible for inspecting all systems, including all electrical, mechanical and plumbing systems and Seller shall have no liability with respect to the condition thereof.

ARTICLE 3 -- PURCHASE PRICE

3.1. The purchase price for the Country Club Property ("**Purchase Price**") shall be Two Million Five Hundred Thousand Dollars ($2,500,000.00) <u>plus</u> or minus any other proration amounts set forth in Section 13.2 of this Agreement. The Purchase Price shall be paid on the Closing Date by the Purchaser to the Seller by wire transfer of immediately available funds in accordance with an approved settlement statement for the Closing, with the exception of the Holdback as defined in and to be disbursed in accordance with the terms and conditions of Section 13.3 of this Agreement.

ARTICLE 4 -- INVESTIGATION PERIOD; TITLE; VOLUNTARY TERMINATION

4.1. <u>Investigation Period</u>. During the period commencing on the Effective Date and terminating at 11:59 p.m. on a date that is twenty-one (21) days following the Effective Date,

Purchaser and/or the FLCC shall have access to the Country Club Property for the purpose of conducting and completing, at the sole cost and expense of Purchaser and/or the FLCC (the **"Investigation Period"**), such engineering, architectural, environmental, documentary review and other investigations that Purchaser and/or the FLCC, in their discretion, deem appropriate, of all matters pertaining to the Country Club Property and the Country Club and to the purchase thereof including, without limitation, the matters described in this Article 4. Purchaser and the FLCC shall keep confidential the results of Purchaser's and the FLCC's investigation of the Country Club Property and the Country Club and any information discovered in connection therewith, and, without the prior written consent of Seller, may not disclose the same to any person or entity, other than Purchaser's and/or the FLCC's lender, attorneys and other professionals provided, that if Purchaser closes on the transaction contemplated hereby, Purchaser and the FLCC's confidentiality obligations under this Agreement shall terminate at the Closing, except that neither Purchaser nor the FLCC shall disclose the results of any environmental reports to any third parties other than as required by law and as permitted above.

(a) <u>Physical and Geological Inspection</u>. During the Investigation Period, Purchaser and the FLCC shall have the right, at the sole cost and expenses of Purchaser and the FLCC, to make inspections (including tests, surveys and other studies) of the Country Club Property and of all matters relating thereto. During the Investigation Period, Purchaser and the FLCC and their consultants, agents, contractors and subcontractors (collectively, **"Purchaser's Consultants"**) shall have the right to enter upon the Country Club Property to make such inspections and tests as Purchaser and the FLCC may reasonably deem necessary and which may be accomplished without causing any alteration or damage to the Country Club Property. Any invasive testing or testing that involves soil borings may only be conducted with the prior written consent of Seller. Prior to conducting any inspections or tests Purchaser and the FLCC shall notify Seller of their intent to do so, such notice to be provided in writing at least three (3) Business Days prior to the conduct of any such inspection or test. If any such inspection or test shall alter or damage any portion of the Country Club Property, Purchaser and the FLCC shall, upon the completion of such inspection or test, return such property to the condition that it was in prior thereto. The foregoing shall not be construed as eliminating the requirement that Purchaser and the FLCC obtain Seller's prior written consent to any inspections or tests that alter or damage any portion of the Country Club Property. In no event shall Purchaser, the FLCC or Purchaser's Consultants conduct any invasive testing on the Country Club Property without first obtaining, in writing, the Seller's approval. Any Consultant retained by Purchaser or the FLCC for the conduct of inspections or testing shall carry such insurance, in form and amount, as is customarily carried by consultants performing similar activities. Purchaser and the FLCC shall provide Seller with proof of such insurance coverage prior to the conduct of any inspections or tests. Seller shall have the right to accompany Purchaser, the FLCC or Purchaser's Consultants during any such inspection or test. While conducting such inspections or tests, neither Purchaser, the FLCC nor Purchaser's Consultants shall interfere with the golf and/or ongoing operations of the Country Club or the Country Club Property. Purchaser and the FLCC shall indemnify and hold Seller harmless from and against any losses, liabilities, costs, or expenses (including reasonable attorney's fees) arising out of Purchaser's, the FLCC's or Purchaser's Consultants' entry onto, or inspections or tests upon, the Country Club Property, but excluding any preexisting conditions and excluding any losses arising out of the mere discovery of the Property's condition or solely resulting from the Seller's, or its agent's and employee's, negligence or willful misconduct and such indemnity shall survive the termination of the

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Agreement. The indemnification hereunder shall not apply to loss or damage to the Country Club or the Country Club Property if Purchaser closes on the purchase and sale contemplated hereby.

Neither Purchaser nor the FLCC shall permit any liens or encumbrances to be placed against the Country Club Property in connection with any such inspections or testing and, if any such liens or encumbrances are placed on the Country Club Property, Purchaser and the FLCC shall immediately cause any such lien or encumbrance to be removed. Purchaser and the FLCC shall indemnify Seller for any and all costs, losses or expenses incurred or suffered by Seller in connection with such liens or encumbrances, including costs of defending or removing same. Seller agrees to reasonably cooperate with Purchaser and the FLCC, without cost to Seller, in connection with Purchaser's and the FLCC's investigative activities permitted hereunder.

(b)   Due Diligence Materials.   Within five (5) Business Days following the Effective Date, Seller shall make available for Purchaser's inspection and copying, as applicable, all Due Diligence Materials in Seller's possession to the extent that such materials were not previously provided to Purchaser. During the Investigation Period, Purchaser shall have the right to conduct and complete an investigation of all matters pertaining to the Due Diligence Materials. Seller agrees to reasonably cooperate with Purchaser, without cost to Seller, in connection with Purchaser's investigation of the Due Diligence Materials and with all other matters pertaining to the Country Club Property and Purchaser's acquisition of the Country Club Property.

(c)   Environmental Investigation.   Purchaser and/or the FLCC may retain, at Purchaser's and/or FLCC's election, expense and direction, a consultant to perform a Phase 1 environmental study and any such additional environmental investigations and/or inspections as Purchaser or the FLCC shall determine; provided, however, that any invasive testing, including testing involving soil borings may not be conducted without the prior written consent of Seller. Seller shall, without cost to Seller, cooperate with Purchaser and/or the FLCC and with Purchaser's Consultant, to the extent reasonably requested, in the conduct of such Phase 1 Environmental Study or other environmental investigations and/or inspections.

Purchaser and the FLCC shall provide Seller with copies of all test results, reports and other materials generated in connection with or as a result of any investigations or tests conducted under this Section 4.1.

4.2.   Title and Right of First Refusal.   The Country Club Property is to be sold free of encumbrances, other than the Permitted Exceptions, the obligations to be assumed by Purchaser hereunder and Seller's right of first refusal as set forth in Section 7.1. All real estate taxes, personal property taxes and other taxes or assessments shall be prorated as of the Closing Date or paid by Seller if due. Title to the Real Property shall be in fee simple, good and marketable, and insurable at regular rates by the Title Insurer or another reputable title insurance company doing business in the Commonwealth of Virginia, subject, however, to the Permitted Exceptions (as defined below). Purchaser shall, at its sole cost and expense, order its own title commitment (the "**Title Commitment**") from the Title Insurer and, if desired, its own boundary survey relative to the Real Property. In addition, Purchaser shall have the right to conduct, at its sole cost and expense, a UCC search in connection with the Personal Property and any portion of the Country

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Club Property that may be subject to a security interest. Purchaser shall notify Seller in writing, by no later than five (5) Calendar Days prior to the expiration of the Investigation Period, of any defects or exceptions with respect to title or survey or the Personal Property to which Purchaser objects (the "**Title Objections**"). In addition, Purchaser shall be entitled on or before the Closing Date to identify as Title Objections any unacceptable title exceptions arising after the effective date of Purchaser's title commitment or UCC search. Also, with respect to any additional exception(s) created or recorded subsequent to the Title Commitment and/or recordation of the Subdivision Plat and/or Survey obtained by Purchaser or any update thereto, such additional exception(s) shall be deemed to be a "Permitted Exception" hereunder unless Purchaser has objected to same, in writing, on or before the Closing Date. Purchaser shall be deemed to have accepted all matters of title identified on the Title Commitment and UCC search other than those Title Objections timely delivered to Seller (the "**Permitted Exceptions**"). Seller shall be responsible to pay-off and release, at or prior to Closing, all monetary liens on the Real Property and Personal Property (other than liens for taxes not yet due and payable), and Purchaser does not have to list them as Title Objections.

Seller shall elect, by written notice to Purchaser, given on or before the Closing Date, to either cure or not cure such Title Objections. Failure to provide such notice shall be deemed an election by Seller not to cure all of such Title Objections. In the event that Seller elects to cure any Title Objections that cannot be cured by the Closing Date, Seller shall have the right to reasonably extend the Closing Date for the amount of time taken to cure such Title Objections, provided that Seller has commenced pursuing such a cure, but in no event later than October 26, 2010. In the event Seller elects not to cure any and all the Title Objections, then Purchaser may, as its sole and exclusive remedy, terminate this Agreement. If Purchaser does not terminate this Agreement prior to the expiration of the Investigation Period, then all such uncured Title Objections shall be deemed to be Permitted Exceptions. It is agreed that the proceeds of sale may be used at Closing to discharge any monetary encumbrances against the Real Property and Personal Property. It shall be the responsibility of the Seller to obtain any partial or full releases necessary to convey the Real Property and Personal Property free and clear of any such monetary liens.

After the Effective Date, Seller shall not place or cause to be placed any new encumbrances upon the Real Property or Personal Property without first obtaining the consent, in writing, of the Purchaser or the FLCC. Purchaser shall have the option to terminate this Agreement at any time, including after the expiration of the Investigation Period, if any such new encumbrances are placed or caused to be placed upon the Real Property or Personal Property by Seller without Purchaser's or the FLCC's written consent and not cured on or before the Closing Date after receipt of notice of such encumbrances to Seller (unless such encumbrances may be cured by payment of a sum certain at Closing, and the Closing proceeds to Seller are, in fact, sufficient to pay such sum).

4.3.   Purchaser's Right to Terminate and Return of Documents.   If, prior to the expiration of the Investigation Period, Purchaser determines that the acquisition of the Country Club Property is not suitable for any reason whatsoever, in the sole discretion of Purchaser, then Purchaser shall have the unqualified right to terminate this Agreement, provided that Purchaser shall give written notice thereof to the Seller prior to the expiration of the Investigation Period. In the event Purchaser does not provide Seller with written notice of its termination of this

Agreement prior to the end of the Investigation Period, the Investigation Period shall lapse, and the Purchaser shall be obligated to proceed to Closing as provided herein. Should Purchaser not terminate this Agreement during the Investigation Period, it shall continue to have access to the Country Club Property subject to the conditions of this Article 4. If the Purchaser properly terminates this Agreement in accordance with this Section 4.3, the Parties shall have no further rights or obligations to or against each other under this Agreement whether in law or in equity, except as may be provided for herein (including Purchaser's and the FLCC's indemnification and confidentiality obligations under this Article 4). Upon any such termination by Purchaser, Purchaser and the FLCC shall return to Seller any documents previously furnished by Seller to Purchaser or the FLCC and any documents and reports generated in connection with its investigation of the Country Club Property, including but not limited to, any Due Diligence Materials and any report(s), including any Phase 1 Report or other environmental reports prepared by Purchaser's Consultants.

ARTICLE 5 -- SPECIAL CONDITIONS PRECEDENT TO CLOSING

In addition to the obligations elsewhere imposed on the Parties as a condition precedent to Closing, including in Articles 6, 7, 8 and 9, the following additional requirements must be satisfied or waived by the Party for whose benefit the condition is imposed as a condition precedent to Closing:

5.1.   Bank Loan. Purchaser and the FLCA shall have secured, on terms and conditions acceptable to Purchaser, bank financing in the amount of not less than Three Million Dollars ($3,000,000.00). Purchaser and the FLCA shall diligently pursue such bank financing.

5.2.   Creation of the FLCC. The FLCC governing entity shall have been established with full authorization to manage and operate the Country Club.

5.3.   Management and Operations Contract. A contractual arrangement shall be in place among the Seller, the FLCA, the FLCC and the Purchaser for the leasing, management and long-term operational control of the Country Club.

5.4.   Relinquishment of Claim. The Seller as Declarant, on behalf of itself and any other person or entity, including any successors or assigns of Seller (a "**Successor**"), shall relinquish and waive its right to assert a claim against the FLCA for any and all prior or current contributions to the operations of the FLCA or to the budget of the FLCA as may be provided in the Declaration or otherwise pursuant to any other agreement or instrument, provided that the Seller, as Declarant, and any Successor shall have no obligation to make future contributions to the operations of the Country Club, the FLCC or the Purchaser subsequent to Closing, whether to fund deficiencies or otherwise, as more specifically set forth in Section 6.10. The Seller shall execute a waiver, in recordable form, that confirms and acknowledges that the Seller relinquishes any claims against the FLCA for reimbursement of any prior or current contributions to the operations of the FLCA. In addition, Seller shall certify that there has been no assignment of its rights to any other person or entity with respect to any and all prior or current contributions to the operations of the FLCA or to the budget of the FLCA as may be provided in the Declaration or otherwise pursuant to any other agreement or instrument. The terms and conditions of the waiver shall be in a form reasonably acceptable to the Purchaser's lender, the Purchaser, the FLCC, the FLCA and the Seller.

5.5. Permits, Licenses and other Required Authorizations. Purchaser and/or the FLCC shall have obtained from all required governmental authorities all Permits required to enable Purchaser and/or the FLCC to continue to operate the Country Club to the full extent of pre-Closing Date operations. Purchaser and/or the FLCC shall be responsible for obtaining its own liquor license for the Country Club. Seller's liquor license will be terminated as of the Closing Date.

5.6. Insurance. Purchaser and/or the FLCC shall obtain, effective as of the Effective Date, and maintain such property, casualty, liability, workmen's compensation and other forms of insurance typically carried by comparable country club operators.

5.7. Easements; Access, Cart Paths and Use of Water. Prior to the expiration of the Investigation Period, Seller, the FLCA, the FLCC and Purchaser shall agree on the terms and conditions of an agreement of easements and covenants ("**Declaration of Easements**"), which shall run with title to the Real Property and the remaining real property owned by Seller, providing for the easements across the applicable properties for access, cart paths, roads and parking and right of the Purchaser to withdraw water from Fawn Lake and other water sources (including wells) as and to the extent required for Country Club operations. The Declaration of Easements shall include the maintenance and repair obligations and the proration of the costs and expenses associated with the withdrawal of the water, including but not limited to water meters, pumps, lines, and wells and the maintenance, repair and replacement of such improvements as necessary and shall also guaranty the right of the Country Club to withdraw water from Fawn Lake and other water sources as and to the extent required for Country Club operations (which may require a separate easement agreement from Seller), and establish usage rights in favor of and without cost to Seller in and to the Maintenance Facility (which also may require a separate agreement with Seller (i.e., a lease)

5.8. Plat Approval. Seller shall have obtained the consent and approval of all governmental authorities and agencies necessary prior to recordation of the Subdivision Plat and shall record the Subdivision Plat in the land records of Spotsylvania County, Virginia at or prior to the Closing.

5.9. Fawn Lake Designation/Marketing Materials and Memberships. Prior to the expiration of the Investigation Period, Seller, the FLCA, the FLCC and Purchaser shall agree on the terms and conditions of an agreement ("**Post-Closing Agreement**") that provides for (i) the rights reserved by the Seller in Article 12; (ii) a limited non-assignable license and right to use the "Fawn Lake" name and logo in favor of Purchaser and/or the FLCC in connection with the normal operations of the Country Club; and (iii) an agreement to cooperate with sharing of designated marketing materials of Seller.

5.10. Purchaser's Re-Certification; Seller's Re-Certification.

(a) If the Purchaser's Re-certification discloses newly discovered facts or changes in circumstance which constitute material changes to the representations, warranties and

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covenants, Seller may, in its discretion, elect to terminate this Agreement or to proceed to Closing, in which case, Seller shall close subject to such newly discovered facts or changes in circumstance.

(b)   If the Seller's Re-certification discloses newly discovered facts or changes in circumstance which constitute material changes to the representations, warranties and covenants, Purchaser may, in its discretion, elect to terminate this Agreement or to proceed to Closing, in which case, Purchaser shall close subject to such newly discovered facts or changes in circumstance.

ARTICLE 6 -- SELLER'S RIGHTS AND OBLIGATIONS PRIOR TO CLOSING

Prior to the Closing Date, Seller shall have the following rights and covenants to discharge the following obligations:

6.1.   <u>Operations</u>. During the period commencing on the Effective Date and terminating on the Closing Date or the earlier termination of this Agreement, Seller shall operate and manage the Country Club Property in the Ordinary Course of Business and maintain the Country Club Property in substantially the same condition and at substantially the same level of quality that existed as of the Effective Date.

6.2.   <u>Environmental Compliance and Compliance with Governmental and other Requirements</u>. Until Closing, Seller shall comply with all Environmental Laws applicable to the Country Club Property and with all other requirements imposed by governmental authorities or by insurers of the Country Club Property.

6.3.   <u>Contracts</u>.   Seller shall continue to perform its obligations under existing Contracts. Seller shall not enter into any new contracts, or renew, extend, amend, waive material rights under or terminate any contracts without the prior written approval of the FLCC and the Purchaser, which approval shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, Seller may (i) enter into a new contract or a renewal or extension of an existing contract if such new contract or renewal or extension has been entered into in the Ordinary Course of Business and is terminable upon not more than thirty (30) days' notice and (ii) terminate any contract due to the default thereunder of the other party thereto, provided that Seller promptly provides written notice of such termination to Purchaser and the FLCC. A termination of a contract by the other party thereto as permitted thereunder (other than upon an uncured default by Seller thereunder) shall not be deemed a violation of this Section 6.3.

6.4.   <u>Memberships</u>. Seller shall have the right to sell Memberships in the Ordinary Course of Business provided, however, Seller may not, in connection with the sale of any such Membership, grant discounts from fees that ordinarily would apply (e.g. monthly dues, trail fees) which discounts would extend beyond the Closing Date. In connection with any sale of a new Membership following the Effective Date, on the Closing Date the then applicable initiation fee for each category of Membership shall be paid to the Purchaser by the Seller and the relevant information required to be shown on **Exhibit E** shall be provided pursuant to a supplement thereof.

6.5.   Insurance. Seller shall keep in full force and effect, through the Closing Date, all casualty, liability and other policies of insurance relating to the Country Club Property and/or the Country Club or the operation, maintenance or management thereof in effect as of the Effective Date under policies of insurance comparable to those in effect.

6.6.   Permits and Governmental Approvals. Until the Closing Date, Seller shall maintain all Permits required for the continued operation of the Country Club Property and/or the Country Club as it is currently being operated, including any required food and beverage (e.g. liquor) license, shall pay all fees and charges necessary to keep those Permits current and in good standing, and shall not take any action or permit any action to be taken by those under its control which would invalidate, jeopardize, suspend, terminate or otherwise adversely affect the Permits and/or any of Seller's rights thereunder. At Closing, Seller shall receive a credit for prepayments of fees and charges applicable to Permits assigned to Purchaser. Any prepaid items shall be disclosed to and approved by Purchaser and the FLCC prior to Closing. Seller shall cooperate with Purchaser and/or the FLCC, at no cost to Seller, to effect the issuance of a new liquor license to Purchaser.

6.7.   Use of "Arnold Palmer Designation." Seller shall use reasonable commercial efforts to obtain the consent to the use of the Arnold Palmer Designation by the Purchaser following the Closing. In the event Seller is not released from liability with respect to any agreement relating to the use of the Arnold Palmer Designation (the "**APD Contract**"), Purchaser and the FLCC hereby indemnify and agree to hold Seller harmless from any loss, liability, cost or expense arising out of the APD Contract or the use by Purchaser or the FLCC of the Arnold Palmer Designation from and after the Closing Date.

6.8.   Inventory. Seller shall maintain the inventories of all food, beverages (including liquor), golf pro shop and golf course maintenance supplies (including but not limited to fertilizers and pesticides) at levels that are customary in the Ordinary Course of Business.

6.9.   Monetary Obligations. Seller shall pay and satisfy in full any and all monetary obligations currently due and incurred in connection with the Country Club Property or the ownership, management and/or operation of the Country Club up to the Closing Date including, but not limited to the payment of all taxes, assessments and fees when due. At Seller's election, monetary obligations not yet due and payable, but arising as a result of operations prior to the Closing Date shall either be satisfied by Seller when due, or assumed by Purchaser and the subject of a credit to the Purchase Price in favor of Purchaser.

6.10.   Seller as Declarant Subsequent to Closing. The Purchaser and Seller acknowledge and agree that Seller, as Declarant under the Declaration, shall have no obligation to pay or liability for any debts, deficiencies, demands, claims, actions or causes of action, suits, proceedings, investigations, assessments, losses, damages, liabilities, costs and expenses, imposed upon or incurred by the Purchaser, the FLCC, the FLCA or any other party, directly or indirectly, by reason of or resulting from the ownership and/or operation of the Country Club or the Country Club Property on or subsequent to the Closing Date, or any event or occurrence on, or relating to, the Country Club or the Country Club Property, which event occurred or related to an event occurring, at any time on or subsequent to the Closing Date (a "**Post Closing Country Club Obligation**"). After the Closing, if the Seller requests the FLCA, the FLCC and/or the

Purchaser to seek to amend any provisions of the Declaration that impose any such obligations upon Seller for or with respect to any Post Closing Country Club Obligation, the FLCA, the FLCC and Purchaser shall use reasonable efforts to seek approval of such amendment. The terms of this Section 6.10 shall survive Closing.

ARTICLE 7 -- DELIVERABLES REQUIRED OF THE SELLER

On or before the Closing Date, Seller shall deliver to the Purchaser and/or the Title Insurer, as required, the items described in this Article 7, duly and fully executed, and acknowledged and notarized where appropriate:

7.1.   Deed. A Special Warranty Deed ("**Deed**") in recordable form conveying to the Purchaser the Real Property in fee simple, in accordance with Section 4.2 and Seller's exclusive right of first refusal to purchase the Country Club Property, in the event that Purchaser desires to convey the Country Club Property prior to such time as Seller as Declarant transitions control of Fawn Lake pursuant to Section 4.13 of the Declaration. The Deed shall provide that Seller as Declarant shall have thirty (30) days following written receipt of a proposal to sell the Country Club Property (the "**Proposal**") to exercise its right of first refusal to purchase the Country Club Property on the terms and conditions of the Proposal, including any financing, due diligence, and environmental contingencies included therein, any deferred payment terms applicable thereto and any other terms and conditions set forth in the Proposal. If Seller makes a timely election of its right of first refusal under the Deed, Seller shall have ninety (90) days from the date of exercising such right of first refusal to close upon the terms and conditions set forth in the Proposal. Any purchase shall be free and clear of any contractual rights of the FLCC to operate the County Club and any such rights shall terminate at the closing thereof. If Seller does not exercise its right of first refusal within thirty (30) days following Seller's receipt of the Proposal, the Purchaser shall be entitled to sell the Country Club Property upon the term and conditions set forth in the Proposal for a period of one hundred eighty (180) days following expiration of the thirty (30) day period described above.

7.2.   Bill of Sale. The Bill of Sale conveying to the Purchaser title to all Personal Property and Intangibles and any and all other Country Club Property listed therein on an "AS IS, WHERE IS" basis without any warranty whatsoever.

7.3.   Assignment of Contracts, Permits, Right to Use Arnold Palmer Designation, Membership Program, Memberships and Membership Agreements. Assignment of the (i) Contracts which Purchaser is obligated to assume hereunder, (ii) Permits to the extent that the Permits are assignable, (iii) all rights, if any, that Seller has to utilize the name "Arnold Palmer" in connection with the Golf Course, the Country Club, or any part thereof, including any required consents of Arnold Palmer and/or any other third party, and (iv) Assignment of all Country Club Membership Programs and associated Memberships and Membership Agreements listed on **Exhibit E**.

7.4.   Declaration of Easements. The Declaration of Easements in recordable form reserving and granting certain easements as more specifically set forth therein.

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7.5.   Certificate of Non-Foreign Status and Closing Documents.   To the extent that may be required by the Title Insurer providing title insurance for the benefit of the Purchaser, Seller shall deliver (a) a Certificate of Non-Foreign Status, Owner's Affidavit, 1099, R5-E and related documents in form and substance satisfactory to Seller and which are ordinarily required as a condition to the issuance of the policy of title insurance; and (b) evidence that Seller and those acting for Seller have full authority to consummate the transactions contemplated by this Agreement including, without limitation, copies of the corporate or other resolutions authorizing the contemplated transaction.

7.6.   Seller's Charges.   Such funds as may be required to pay any amounts required to be paid by Seller pursuant to this Agreement.

7.7.   Keys and Additional Items.   All keys, combinations to locks and/or other codes, passwords or instructions for other security devices relating solely to the Country Club Property, including all passwords necessary to access and work with all computer programs and electronic files utilized solely in connection with the ownership, operation and/or maintenance of the Country Club Property and of the business activities conducted thereon.

7.8.   Seller's Re-Certification.   The Seller's Re-Certification.

7.9.   Post-Closing Agreement and Escrow Agreement.   The Post-Closing Agreement and the Escrow Agreement for the Holdback (Section 13.3) as agreed upon by the Purchaser and the Seller.

7.10.   Additional Documents.   Such additional documents, instructions or other items as may be reasonably necessary or appropriate to comply with the provisions of this Agreement and to effect the transactions contemplated herein.

ARTICLE 8 -- DELIVERABLES REQUIRED OF PURCHASER

On or before the Closing Date, Purchaser shall deliver to the Seller and/or the Title Insurer, as required, the items described in this Article 8, duly and fully executed, and acknowledged and notarized where appropriate and payment of the Purchase Price, by wire transfer of immediately available funds.

8.1.   Assignment of Contracts, Permits, Right to Use Arnold Palmer Designation, Membership Program, Memberships and Membership Agreements.   Acceptance and assumption of the assignments of the Contracts, Permits, right to use the Arnold Palmer Designation, if any, Country Club Membership Programs and Memberships and Membership Agreements.

8.2.   Declaration of Easements.   The Declaration of Easements in recordable form reserving and granting certain easements as more specifically set forth therein.

8.3.   Purchaser's Charges.   Funds required to pay all sums required of the Purchaser pursuant to this Agreement.

8.4.   Purchaser's Affidavits, Certificates and Evidence of Authority.   To the extent that may be required by the insurance company providing Title Insurance for the benefit of the

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Purchaser, Purchaser shall deliver (a) any and all affidavits, certificates and other written documentation reasonably required as a condition to the issuance of the policy of Title Insurance; (b) evidence that Purchaser and those acting for Purchaser have full authority to consummate the transactions contemplated by this Agreement including, without limitation, certified copies of the corporate or other resolutions authorizing the contemplated transaction.

8.5.   Purchaser's Re-Certification. The Purchaser's Re-Certification.

8.6.   Post-Closing Agreement and Escrow Agreement. The Post-Closing Agreement and the Escrow Agreement for the Holdback (Section 13.3) as agreed upon by the Parties.

8.7.   Additional Documents. Such additional documents, instructions or other items as may be reasonably necessary or appropriate to comply with the provisions of this Agreement and to effect the transactions contemplated herein.

ARTICLE 9 -- CASUALTY; CLOSING; TERMINATION; DEFAULT

9.1.   Casualty.

(a)   Material Loss. In the event that, prior to the Closing Date, the Property shall suffer a Material Loss, Seller shall immediately notify Purchaser of such Material Loss and, in such a case: (i) Purchaser shall have the right to terminate this Agreement or (ii) Purchaser shall have the right to purchase the Country Club Property in accordance with the terms and conditions of this Agreement, subject to the terms and conditions described in this Section 9.1(a). If Purchaser exercises its right to continue with the purchase of the Country Club Property, then Purchaser and Seller shall endeavor to agree upon an adjustment of the Purchase Price that reflects the loss sustained by the Country Club Property and if such agreement is reached the Purchase Price so negotiated shall be substituted as the Purchase Price in Section 3.1. If the Purchaser and Seller are unable to agree on a revised Purchase Price and if Purchaser declines to exercise its rights to terminate this Agreement, the Purchaser shall proceed with consummation of the transaction at the initial Purchase Price specified in Section 3.1 provided, however, in that event Seller shall assign to Purchaser any and all casualty insurance proceeds previously paid or thereafter payable to Seller as a consequence of and directly related to such Material Loss. Purchaser's termination or acceptance right, as the case may be, shall be exercised by written notice from the Purchaser to the Seller within thirty (30) Calendar Days after Purchaser receives written notice from the Seller of the occurrence of the Material Loss, provided further, such thirty (30) days notice requirement shall be stayed during any period of good faith negotiation about a revised Purchase Price.

(b)   Non-Material Loss. In the event that, prior to the Closing Date, the Country Club Property shall suffer a Non-Material Loss, Seller shall immediately notify Purchaser of such Non-Material Loss and, in such a case, Purchaser shall be obligated to purchase the Country Club Property in its then existing condition in accordance with the terms and conditions of this Agreement, subject to the terms and conditions of this Section 9.1(b). In such a case Purchaser shall not be entitled to an offset, credit or reduction in the Purchase Price; however, Seller shall assign to Purchaser, on the Closing Date, any and all casualty insurance

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proceeds previously paid or thereafter payable to Seller as a consequence of and directly related to such Non-Material Loss.

9.2. Closing. Closing shall take place on the Closing Date (as may be extended pursuant to the terms of this Agreement) at the offices of the Title Insurer, or some other location as mutually agreed upon by the Purchaser and Seller. Subject to the provisions of Section 9.1 hereof, in the event that all of the Conditions Precedent are timely satisfied (or waived in writing by the Purchaser or the Seller, as may be required), and all other obligations to be performed by the Purchaser and Seller prior to closing on this Agreement ("**Closing**") have been satisfied, Seller and Purchaser shall take such action as may be required to cause the Closing to be completed in accordance with the terms of this Agreement on or before the Closing Date, time being of the essence.

9.3. Failure of Conditions to Closing. In the event one or more of the conditions to the Closing of this Agreement are not satisfied or waived on or before the Closing Date, such condition cannot be satisfied November 15, 2010 notwithstanding a reasonable, good faith effort on the part of both the Seller and the Purchaser, and failure of such condition to be satisfied is not a result of a default by the non-defaulting party, then the non-defaulting party shall have the right to terminate this Agreement by giving written notice of termination to the defaulting party. In the event either Party elects to terminate this Agreement for the reasons and in accordance with the provisions set forth in this Section 9.3, upon the satisfaction by Seller and Purchaser of their respective obligations set forth in this Section 9.3 and Article 4 hereof, neither Seller nor Purchaser shall have any further rights or obligations to each other (except as expressly provided in this Agreement).

9.4. Breach/Termination. In the event either Seller or Purchaser defaults hereunder or otherwise fails to perform any of their respective obligations to be performed, other than in the case of Purchaser's termination pursuant to Article 4 or Section 9.3 hereof, and other than in the case of Seller's or Purchaser's termination pursuant to Section 9.3 hereof, then the non-defaulting Party may elect the applicable remedies set forth in this Section 9.4, which remedies shall constitute such Party's sole and exclusive remedies with respect to a default by the other Party under this Agreement.

(a) Remedies of Purchaser . Except as otherwise expressly set forth in this Agreement, in the event Purchaser is the non-defaulting Party, as Purchaser's sole and exclusive remedy, Purchaser may elect to: (i) pursue the equitable remedy of specific performance to require conveyance of the Country Club Property to Purchaser; or (ii) terminate this Agreement by giving Seller written notice describing Seller's default and setting forth Purchaser's election to terminate this Agreement. Notwithstanding the foregoing, in the event the practical benefits of the remedy of specific performance are unavailable to Purchaser as a result of actions or omissions by the Seller, but only in such event, Purchaser may avail itself of any further legal or equitable rights and remedies which it may have at law or equity; provided, however, in no event will Purchaser or the FLCC be entitled to recover any consequential, incidental or punitive damages against Seller.

(b) Remedies of Seller. Except as otherwise expressly set forth in this Agreement, in the event Seller is the non-defaulting Party, Seller may elect to terminate this

Agreement by giving Purchaser and/or the FLCC written notice describing Purchaser's or the FLCC's default and stating Seller's election to terminate this Agreement and Seller may avail itself of any further legal or equitable rights and remedies which it may have at law or equity; provided, however, in no event will the Seller be entitled to recover any consequential, incidental or punitive damages against Purchaser or the FLCC.

(c)   Effect of Termination Pursuant to this Section. Upon any termination of this Agreement pursuant to this Section 9.4, this Agreement will automatically terminate without any further acts of either Seller, Purchaser, the FLCA or the FLCC and upon such termination, neither Seller, the FLCA, the FLCC or Purchaser shall have any further rights or obligations under this Agreement or against each other, except for Purchaser's and the FLCC's indemnification and confidentiality obligations under Article 4.

ARTICLE 10 -- REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER

10.1.   General. Whenever any representation or warranty of the Seller contained herein or in any other document executed and delivered in connection herewith is based upon the knowledge of the Seller, such knowledge shall be deemed to mean (i) the best actual knowledge, information and belief of Ralph DeRosa as Senior Vice President of Seller, or if Ralph DeRosa no longer serves in such capacity, it means the actual knowledge of the President of Seller; and (ii) any information which Ralph DeRosa (or if Ralph DeRosa no longer serves in such capacity, Seller's President) would reasonably be expected to be aware of in the prudent discharge of his duties in the Ordinary Course of Business.

In the event that, during the period between the Effective Date and the Closing Date, the Seller learns, or has reason to believe, that any of the following representations or warranties may not be true in all material respects, Seller shall give prompt written notice to Purchaser of any such material deviation or discrepancy. In such event, subject to Seller's right to cure as set forth in Section 10.5 hereof, Purchaser's sole and exclusive remedy shall be: (i) to terminate this Agreement in accordance with the provisions of Section 9.6 hereof; or (ii) to elect to purchase and acquire the Country Club Property upon the terms and conditions set forth in this Agreement, subject to the matters which cause the representations or warranties not to be true in all material respects.

10.2.   Organization, Power and Authority. Seller is a corporation organized and existing pursuant to the laws of the Commonwealth of Virginia. Seller has all requisite power and authority to execute and deliver this Agreement and the documents necessary to effectuate the transactions contemplated thereby, and to perform its obligations hereunder and complete the transactions contemplated herein. All requisite actions and/or other necessary actions have been taken (or as of the Closing Date shall have been taken) to authorize and approve the execution, delivery and performance by Seller of this Agreement and the documents to which Seller is a party.

10.3.   No Conflicts.   The execution, delivery and performance by Seller of this Agreement and any and all documents associated therewith to which Seller is a party, and the consummation of the transactions contemplated hereby, will not (a) violate any provision of the organizational documents of Seller; (b) violate, conflict with or result in a breach of or default

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under any term or provision of any material contract or agreement to which Seller is a party or by or to which Seller or any of its assets or properties are or may be bound or subject; provided, no representation is given with respect to any violation, breach or default resulting from the failure to obtain any consents to transfer any contracts or agreements to Purchaser and/or the FLCC; or (c) violate any law, rule, regulation, governmental order, judgment, injunction, award or decree of any court or arbitration body, or of any governmental, administrative or regulatory authority, or any other body, by or to which Seller or the Country Club Property are or may be bound or subject.

10.4. <u>Approvals</u>. Except for any approvals required for assignment of any Permits, no approval or consent of any foreign or domestic governmental, administrative or regulatory body or of any other person or entity is required to be obtained by Seller for the execution, delivery or performance by Seller of this Agreement or the documents associated therewith to which Seller is a party.

10.5. <u>Defaults</u>. Seller has not received written notice of, and to best of Seller's actual knowledge, Seller is not in default and no breach exists under any covenant, condition, restriction or other requirement applicable to the Country Club Property that is to be performed or complied with by Seller or by any other party thereto.

10.6. <u>Mechanics Liens</u>. All bills and claims for labor performed or materials supplied to or for the benefit of the Country Club Property and/or the Country Club have been paid in full and there are no perfected or unperfected mechanics', materialmens' or artisans' liens on or affecting the Country Club Property and/or the Country Club.

10.7. <u>Assessments</u>. Seller has not received written notice (and Ralph DeRosa has not received any notice) that any portion of the Country Club Property is subject to any proposed or pending special assessment.

10.8. <u>Permits and other Governmental Approvals</u>. To the actual knowledge of Seller without any investigation, Seller possesses and has maintained current and in good standing all material Permits necessary to operate the Country Club Property and the Country Club as such operations existed as of the Effective Date.

10.9. <u>Litigation and Condemnation</u>. Seller has not received written notice of any claims, actions, suits, arbitrations, proceedings (including condemnation proceedings) or investigations by or before any court or arbitration body, any governmental, administrative or regulatory authority, or any other similar body, against or affecting the Country Club Property or any of the transactions contemplated by this Agreement.

10.10. <u>No Violations</u>. Seller has not received notice that Seller is in violation of any federal, state or local law, regulation, ordinance or governmental requirement of any kind, applicable to the ownership, operation, maintenance and management of the Country Club Property and/or the Country Club and Ralph DeRosa has not received any direction of any insurer of the Country Club Property applicable to the ownership, operation, maintenance and management of the Country Club Property and/or the Country Club.

10.11. <u>Liquor License</u>. Seller has not received written notice that it is in default of any requirements of its Liquor License.

10.12. <u>Memberships</u>. To the best of Seller's Actual Knowledge, **Exhibit E** constitutes a true, correct and complete list of the name, address and telephone number of all individuals, families and groups who have been issued any class or type of Membership in the Country Club, with an indication of the type of Membership and, where applicable, the term of each such Membership. To the best of Seller's Actual Knowledge **Exhibit E** also includes a true, correct and complete list of all classes of existing Memberships including a statement of (a) the current membership fees and minimum food and beverage requirement for each class of Membership; (b) an enumeration of each Member relationship that permits a reduction in the otherwise applicable monthly dues or in fees of any kind (e.g., trail fees) and minimum obligations together with information about the duration of any authorized discount; and (c) an enumeration of those Membership arrangements that confer upon the Member a right of redemption of the initiation fee and a specification of the rights and obligations applicable to those arrangements including the portion of the fee that is subject to refund and any terms that condition that right of refund. To the best of Seller's Actual Knowledge, **Exhibit E** also includes a complete enumeration of all gratuitous or reduced green fees, driving range fees, trail fees, Club access fees, complimentary passes, food and beverage discounts, gift certificates, trade/barter arrangements and other discounts, privileges and entitlements (collectively, the "**Gratuities**"), which Seller has granted by gift, sale or otherwise together with an enumeration of the termination date of each such Gratuity. From and after the Effective Date, Seller shall not grant Gratuities without the approval, in each instance, of the FLCC and the Purchaser provided, however, Seller shall retain the right to utilization of the Country Club Property as specified in Section 12.1 of this Agreement.

10.13. <u>Leases</u>. Seller has not entered into any leases, tenancies or rental agreements that remain in effect and that affect all or any portion of the Country Club Property (except for the Contracts, including that certain lease between Seller and Purchaser related to the Har-Tru tennis courts, a copy of which shall be provided to Purchaser during the Investigation Period).

10.14. <u>Contracts</u>. With the exception of the Contracts, there are no contracts with any person or entity which must be assumed by the Purchaser or which may impose any obligation, financial or otherwise, on the Country Club Property. To the best of Seller's Actual Knowledge, Seller represents that: (a) the Contracts are in full force and effect and constitute valid and enforceable agreements of Seller, free and clear of all adverse claims; and (b) no event has occurred which with notice or lapse of time or both would result in default by Seller thereunder.

10.15. <u>Environmental Matters</u>. To best of Seller's Actual Knowledge, without any investigation, Seller represents that: (i) the Country Club Property has never been used by Seller for or in connection with the manufacture, refinement, treatment, storage, generation, transport or hauling of any Hazardous Substances or Hazardous Materials in excess of levels permitted by applicable Environmental Laws, nor has the Country Club Property been used by Seller for or in connection with the disposal of any Hazardous Substances or Hazardous Materials; and (ii) to Seller's actual knowledge, there has been no Release of any Hazardous Substance or Hazardous Material by Seller.

10.16. <u>Non-Foreign Status.</u> Seller is not a "foreign person" as such term is defined in Section 1445 of the Internal Revenue Code.

10.17. <u>Prohibited Persons and Transactions.</u> Seller is not, nor prior to Closing will Seller become, an entity with whom U.S. persons or entities are restricted from doing business under the regulations of the Office of Foreign Asset Control ("**OFAC**") of the Department of the Treasury (including those named on OFAC's Specially Designated Blocked Persons List) or under any U.S. statute, executive order (including the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit or Support Terrorism), or other governmental action and prior to Closing Seller will not knowingly, engage in any dealings or transactions with or be otherwise associated with such persons or entities.

10.18. <u>Survival.</u> The representations and warranties of Seller set forth in Section 10.2 through 10.14 and Section 10.16 and 10.17 as updated at Closing by the Seller's Re-Certification, as well as the right and ability of Purchaser to enforce the same, shall survive Closing and the Closing Date for a period of one hundred and twenty days (120). The representations and warranties of Seller set forth in Section 10.15 shall survive the Closing and the Closing Date for a period of three (3) years.

ARTICLE 11 -- REPRESENTATIONS AND WARRANTIES OF PURCHASER AND THE FLCC

11.1. <u>General.</u> In addition to the representations and warranties of Purchaser and the FLCC contained elsewhere in this Agreement, Purchaser and the FLCC hereby make the following representations and warranties, each of which (a) is material and is being relied upon by Seller; (b) is true, complete and not misleading in all material respects as of the Effective Date; and (c) shall be updated at Closing in the Purchaser's Re-Certification.

11.2. <u>Organization, Power and Authority.</u> Purchaser is a limited liability company and the FLCC is a non-stock corporation, each organized and existing pursuant to the laws of the Commonwealth of Virginia and is in good standing. Purchaser and the FLCC each have all requisite power and authority to execute and deliver this Agreement and the documents necessary to effectuate the transactions contemplated thereby, and to perform their respective obligations hereunder and complete the transactions contemplated herein. All requisite actions and/or other necessary actions have been taken (or as of the Closing Date shall have been taken) to authorize and approve the execution, delivery and performance by Purchaser and the FLCC of this Agreement and the documents to which Purchaser and the FLCC is a party.

11.3. <u>No Conflicts or Violations.</u> The execution, delivery and performance by Purchaser and the FLCC of this Agreement and any and all documents associated therewith to which Purchaser and the FLCC are party, and the consummation of the transactions contemplated hereby, will not (a) violate any provision of the organizational documents of Purchaser or the FLCC; (b) violate, conflict with or result in a breach of or default under any term or provision of any material contract or agreement to which Purchaser or the FLCC are party or by or to which Purchaser or the FLCC or any of their respective assets or properties are or may be bound or subject, or (c) violate any law, rule, regulation, governmental order, judgment, injunction, award or decree of any court or arbitration body, or of any governmental, administrative or regulatory authority, or any other body, by or to which Purchaser or the FLCC are or may be bound or subject.

11.4. Approvals. Except for any approvals required for assignment or issuance of any Permits, no approval or consent of any foreign or domestic governmental, administrative or regulatory body or any other person or entity is required (other than the FLCA Members) for the execution, delivery or performance by Purchaser or the FLCC of this Agreement or the documents associated therewith to which Purchaser or the FLCC are party.

11.5. Prohibited Persons and Transactions. Purchaser and the FLCC are not, nor prior to Closing will Purchaser or the FLCC become, an entity with whom U.S. persons or entities are restricted from doing business under the regulations of the Office of Foreign Asset Control ("**OFAC**") of the Department of the Treasury (including those named on OFAC's Specially Designated Blocked Persons List) or under any U.S. statute, executive order (including the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit or Support Terrorism), or other governmental action and prior to Closing neither Purchaser nor the FLCC will knowingly, engage in any dealings or transactions with or be otherwise associated with such persons or entities.

11.6. Survival. The representations and warranties made by the Purchaser and the FLCC in this Agreement are true, correct and complete and shall be deemed remade by Purchaser and the FLCC as of the Closing Date with the same force and effect as if made at that time. The representations and warranties of the Purchaser and the FLCC set forth in Sections 11.2 through 11.5, as well as the right of the Seller to enforce the same, shall survive Closing and the Closing Date for a period of one hundred and twenty (120) days.

ARTICLE 12 -- RIGHTS RESERVED TO THE SELLER WITH RESPECT TO THE COUNTRY CLUB

12.1. Marketing Activities. As long as Seller, or its Successor, shall be the Declarant pursuant to the Declaration, Seller for itself and its Successor, shall have the right to offer Memberships in the Country Club to purchasers of lots within the Fawn Lake Community Subdivision ("**Subdivision**"), subject to the following terms and conditions:

(a) Membership Sales. Subject to the limitations set forth herein, the FLCC may, from time-to-time in its sole discretion establish and modify initiation fees and dues applicable to defined categories of Membership in the Country Club. Upon the transfer of ownership of a lot within the Subdivision from Seller to the purchasing property owner, the Seller may, subject to any limitations imposed by Section 12.1(b) of this Agreement below, require the Purchaser and/or the FLCC to provide, and the Purchaser and/or the FLCC shall provide the purchasing property owner with a Membership in the Country Club upon payment in full to the FLCC of the then applicable initiation fee, provided that for the one (1) year period following the Closing Date such initiation fee shall not exceed $16,000.00. Thereafter, the initiation fee may be increased by 10% per year, but in no event may the initiation fee exceed $20,000.00 whilst Seller or its Successor remains the Declarant. Seller shall be entitled to a commission of ten percent (10%) of the initiation fee for each Membership sold, which commission shall be deducted from the initiation fee and paid directly to Seller. Thereafter, the property owner obtaining such Membership shall be required to pay all fees and charges, including but not limited to, any applicable minimums, and to comply with all terms and conditions of usage, applicable to the category of Membership enjoyed by such Member as such charges, fees, dues, minimums, terms and conditions may be modified by the FLCC from time-to-time.

At such time as the total number of "golf" Memberships issued in the Country Club (excluding any "sport memberships") equals four hundred fifty (450), Seller's right to offer Memberships that allow use of the Golf Course under this Section 12.1(a) shall cease and terminate. Thereafter, Seller, while it remains the Declarant, and its Successor, may continue to offer golf Memberships but only to the extent and of the type then being offered by the Purchaser or the FLCC. Seller, while it remains the Declarant, and its Successor, without restriction as to number, may offer any non-golf Membership then being offered by the Country Club.

(b)   Golf Rounds for Marketing Activities. Until such time as the number of golf Members reaches four hundred fifty (450), Seller, while it remains the Declarant and its Successor, shall be permitted up to one hundred (100) rounds of golf, on an as-available basis, each calendar year for marketing activities in connection with the sale of lots within the Subdivision to prospective purchasers without obligation to pay any golf course usage fee (including greens fees, driving range fees, cart fees, and club access fees, but excluding charges for purchase of food and merchandise ("**Golf Course Usage Fees**") provided, however, no individual prospective purchaser shall have a right to play more than two rounds of golf pursuant to this provision, and provided further, that all terms and conditions of usage, other than the obligation to pay Golf Course Usage Fees, shall be complied with.

12.2. Special Grant of Lifetime Membership Privileges. J.D. Nichols, Brian Lavin, Greg Wells and Ralph DeRosa shall have a lifetime right to utilize the Country Club, including the Golf Course, and including the right to have guests utilize the Golf Course, without any obligation for the payment of initiation fees, dues or Golf Course Usage Fees; provided, that such usage shall be at times and dates consistent with normal operations of the Golf Course and provided that in no event may the total number of persons utilizing the Golf Course under this Section 12.2 at any one time exceed 16.

12.3. Termination of Active Involvement by Ralph DeRosa. Purchaser and Seller acknowledge and agree that after the Closing Date, Ralph DeRosa shall have no ongoing responsibilities with respect to the Country Club or the Country Club Property. The Seller may respond to limited and reasonable requests for information made by Purchaser after the Closing Date, if such requests do not impose unreasonable burdens on or any expense to Seller. Such response may be made, in the discretion of Seller, either through Mr. DeRosa or through other persons determined by Seller.

ARTICLE 13 -- COSTS, EXPENSES AND PRORATIONS

13.1. Costs and Expenses. Seller shall pay for the cost of preparation of the special warranty deed. Seller also shall pay the Virginia State Grantors' Tax and one-half (1/2) of the Title Insurer's reasonable closing fee. Except as provided herein, all other costs of Closing, including but not limited to, the cost of any survey prepared at Purchaser's request, examining and insuring the title, notary fees, title insurance premiums and charges, studies and due diligence expenses, and state and county transfer and recording taxes are to be paid by the Purchaser. Seller and Purchaser shall be responsible for paying the fees and costs of their respective counsel.

13.2. <u>Prorations</u>. The following prorations shall be made between Seller and Purchaser on the Closing Date, computed effective as of that date. All such prorations shall be set forth on a Proration Schedule and attached to this Purchase Agreement on or before the Closing Date. Pursuant to Section 13.3 hereof, on or before one hundred eighty (180) days after the Closing Date, Seller and Purchaser shall complete and conduct a final accounting which shall include, without limitation, verification of the calculation of all prorations completed by Seller and Purchaser pursuant to this Section 13.2 as of the Closing Date.

(a) <u>Real Property Taxes</u>. All general and special real estate taxes and assessments based on the regular tax bill for the current fiscal year shall be prorated between the Purchaser and Seller as of the Closing Date on a calendar year basis. In the event that a separate tax bill for the Real Property has not been issued, Seller shall request an apportionment from the County Assessor's Office. In the event such assessment cannot be completed by the Closing Date, general and special real estate taxes and assessments shall be prorated based upon Seller's and Purchaser's written apportionment statement. In preparing such written apportionment statement, Seller and Purchaser shall apportion said taxes by such reasonable basis as may be mutually agreeable to Purchaser and Seller.

(b) <u>Personal Property Taxes</u>. All personal property taxes applicable to the Personal Property shall be prorated between the Purchaser and Seller as of the Closing Date.

(c) <u>Prepaid Membership Fees, Dues and Charges</u>. "Prepaid Membership Fees, Dues and/or Charges" shall mean all prepaid annual, monthly, quarterly or other periodic membership fees, dues and charges, including but not limited to any prepaid monthly dues for any class of Country Club Membership, and prepaid food and/or beverage minimums, any prepaid cart or trail fees, and any prepaid Golf Pro shop merchandise program fees as set forth in **Exhibit G** attached hereto. A fee, dues payment, or charge is prepaid if it provides the Country Club Member with rights or discounts beyond the Closing Date. All Prepaid Membership Fees, Dues and/or Charges shall be prorated between the Seller and the Purchaser as of the Closing Date and Seller shall, on the Closing Date, credit to the Purchaser the portion of such Fees, Dues and/or Charges that are applicable to post-Closing Date time periods.

(d) <u>Utility Accounts and Charges</u>. All utility meters shall be read as of the Closing Date, all utility charges applicable to the Country Club Property shall be prorated between Seller and Purchaser as of the Closing Date, with Purchaser deemed the owner of the Country Club Property as of the Closing Date, and the Purchaser (with the cooperation of Seller) shall take the actions necessary to place such utility accounts in the name of the Purchaser effective as of the Closing Date.

(e) <u>Payments Under Assumed Contracts</u>. Any payments due under Assumed Contracts shall be prorated as between the Seller and the Purchaser as of the Closing Date.

(f) <u>Other Payables and Receivables</u>. All accounts payable and accounts receivable attributable to the operation of the Country Club Property and/or the Country Club for the period prior to the Closing Date and not otherwise provided for in this Section 13.2, shall remain the obligation and property of Seller. All accounts payable and accounts receivable attributable to the operation of the Country Club Property and/or the Country Club for the period following the Closing Date and not otherwise provided for in this Section 13.2 shall be the obligation and property of the Purchaser. In the event Purchaser receives any payment with respect to any accounts receivable attributable to the operation of the Country Club Property prior to the Closing Date, unless this Agreement allocates such receivable to the Purchaser, it shall remit the same to Seller within ten (10) Calendar Days after receipt thereof. In the event Seller receives any payment with respect to any accounts receivable attributable to the operation of the Country Club Property on or subsequent to the Closing Date, it shall remit the same to Purchaser within ten (10) Calendar Days after receipt thereof.

(g) <u>Pro-Shop Inventory</u>. All receipts for sales of existing pro-shop inventory made through December 31, 2010 shall be remitted to Seller within fifteen (15) Calendar Days after the end of the month in which such payment was made. Existing pro-shop inventory shall mean pro-shop inventory owned by Seller as of the Closing Date.

(h) <u>Country Club Employees</u>. At or before Closing, Seller shall pay all accrued salary and benefits (other than accrued "**Paid Time Off**" (as herein defined)) of any Country Club Employee. For purposes hereof, "**Paid Time Off**" includes personal days, sick days and vacation days for which any employee is entitled to be paid while absent from work. Purchaser shall assume responsibility for and will receive a credit for any accrued and unpaid Paid Time Off of any Country Club Employees hired by Purchaser as of the Closing Date.

13.3. <u>Final Accounting</u>. Seller and Purchaser acknowledge and agree that on the Closing Date, Seller and Purchaser may not have sufficient information at their disposal to conduct and complete a final proration or computation of all items subject to proration or to determine the inventory amounts or other computations pursuant to this Article 13. Accordingly, Seller and Purchaser hereby agree as follows: (a) on the Closing Date, Seller and Purchaser shall, in good faith and to the extent then possible, calculate the prorations or determine the inventory amounts or other computations provided for in this Article 13 effective as of the Closing Date and, (b) as soon thereafter as the requisite information is available with respect to specific items that are subject to proration, inventory or other computations, Seller and Purchaser shall proceed to conduct a final accounting of such matter pursuant to this Article 13, but in no event later than one hundred eighty (180) days after the Closing Date. In the event that it is determined pursuant to the final accounting that any amounts are due and owing as between the Seller or Purchaser, then the Seller or the Purchaser, as the case may be, shall cause such amounts to be paid to the other Party on or before ten (10) Calendar Days from the date the final accounting is completed. In the event Seller or Purchaser fails to pay to the other Party within such ten (10) Calendar Day period any sums owing to such Party pursuant to the final accounting, all such unpaid amounts shall bear interest at the rate of twelve percent (12%) per annum until paid.

The sum of Fifty Thousand and No/100ths Dollars ($50,000.00) from the Purchase Price (the "Holdback") shall not be disbursed to the Seller at Closing, but shall be deposited into an escrow account held by the Title Insurer in accordance with the terms of the Escrow Agreement to be agreed upon by the Purchaser and Seller prior to the expiration of the Investigation Period. Title Insurer shall hold such funds in an interest-bearing account under the Seller's tax identification number, and all interest accruing on such account shall accrue and be paid to the Seller as earned. The Holdback shall serve as security solely for the payment of any sum that is determined pursuant to the final accounting to be due and owing by Seller to Purchaser. The Holdback shall be disbursed to the Seller and/or the Purchaser in accordance with a joint written request by the Seller and Purchaser to the Title Insurer.

ARTICLE 14 -- ACTIONS TO BE TAKEN AT CLOSING

14.1. Payment of Purchase Price. Purchaser shall deliver to the Title Insurer, by wire transfer of immediately available funds, the Purchase Price specified in Article 3, as such Purchase Price may be modified by operation of the terms of Section 9.3, such payment to be adjusted to reflect the prorations and credits provided for in Article 13.

14.2. Delivery of Documents. The Parties shall deliver to the Title Insurer or the other Party, as appropriate, all documents required to be delivered pursuant to this Agreement and as are necessary to complete Closing.

14.3. Recording. The Parties shall satisfy all reasonable conditions required for the Title Insurer to cause all documents required to be recorded pursuant to this Agreement.

14.4. Disbursement. The Parties shall satisfy all conditions required for the Title Insurer to disburse all funds collected pursuant to the approved settlement for the Closing of this Agreement and any associated transactions.

14.5. Title Insurance Policies. The Parties shall satisfy all reasonable conditions required for the title insurer to issue an owner's title policy and a lender's title policy, including all endorsements thereto as may be required in connection with the Bank Loan, pursuant to such title insurer's title commitment to insure.

ARTICLE 15 -- EMPLOYEES

15.1. Termination of Country Club Employees by Seller. The Seller shall terminate the employment of each Country Club Employee at the close of business on the day immediately preceding the Closing Date and shall cause final paychecks to be mailed or otherwise delivered to such Country Club Employees for employment through the date immediately preceding the Closing Date in a timely manner in accordance with prevailing payroll practices.

15.2. Retention of Country Club Employees by Purchaser. As of the Closing Date, Purchaser (or the FLCC) shall hire each of the Country Club Employees. Nothing in this provision shall be construed to limit Purchaser's right (or the FLCC's) to terminate, at Purchaser's or the FLCC's sole cost and expense, any Country Club Employees subsequent to the Closing Date, subject to the requirements of applicable law.

ARTICLE 16 -- SELLER INDEMNIFICATION

16.1.   Indemnification by Seller.   Seller hereby agrees to and shall indemnify, defend and hold harmless Purchaser, FLCC and their affiliates, officers, directors, successors and assigns (the "Purchaser Indemnitees"), from and against any and all claims, demands, suits, arbitrations, actions, causes of action and other legal proceedings of whatsoever kind or nature, and from all claims, liabilities, damages, judgments, costs, fees and expenses (including reasonable attorneys' fees and Court or arbitration fees) arising therefrom (collectively, the "Purchaser Losses"), with respect to any third party claims arising out of or relating to Seller's breach of any representation or warranty contained in Article 10 hereof. Purchaser hereby acknowledges and agrees that the indemnification obligations of the Seller as set forth in this Section 16.1 shall exclude any and all Purchaser Losses to the extent that such Purchaser Losses: (a) are solely attributable to the negligence, fraud, or willful misconduct of the Purchaser or of a Purchaser Indemnitee or to a breach of the representations, warranties or covenants made by the Purchaser in this Agreement or in any documents executed in connection with this Agreement; or (b) consequential, punitive and incidental damages.

16.2.   Notice and Opportunity to Defend.

(a)   Notice of Asserted Liability.   Seller's indemnification obligations under this Agreement shall be conditioned upon receipt of written notice from Purchaser within five (5) Business Days after expiration of the applicable "Survival Period" of any demand or claim for indemnification pursuant to Section 16.1 hereof (the "**Indemnification Claim Notice**"). The applicable "Survival Period" shall be one hundred twenty (120) days after the Closing Date for all claims for indemnification pursuant to Section 16.1 other than any demand or claim for indemnification arising out of a breach of the representations and warranties of Seller under Section 10.15 hereof. The applicable Survival Period for a breach of the representations and warranties under Section 10.15 shall be three (3) years after the Closing Date. The Indemnification Claim Notice shall describe, in reasonable detail, the possible or asserted claim and why the Party providing notice believes it to be covered by this indemnification provision.

(b)   Opportunity to Defend. The Seller may elect to compromise or defend, at its own expense and by its own counsel, any demand or claim asserted to be covered under this Indemnification provision by Purchaser or by a Purchaser Indemnitee. If the Seller elects to compromise or defend any such demand or claim, it shall, within thirty (30) Calendar Days of receipt of the Indemnification Claim Notice, notify the Purchaser or the Purchaser Indemnitee of its intent to do so, and the Purchaser or the Purchaser Indemnitee, as the case may be, shall cooperate in the compromise of, or defense against, such demand or claim. The Seller shall reimburse the Purchaser or the Purchaser Indemnitee for all out-of-pocket costs reasonably incurred by such party in connection with such cooperation. If the Seller elects not to compromise or defend, fails to notify the Purchaser or the Purchaser Indemnitee of its election as herein provided, or contests its obligation to indemnify under this Agreement, the Purchaser or Purchaser Indemnitee may pay, compromise or defend such demand or claim and shall be entitled to reimbursement from the Seller for all costs, fees and expenses incurred by the Purchaser or Purchaser Indemnitee with respect to the payment, compromise and/or defense of such demand or claim. Notwithstanding the foregoing, neither the Seller, the Purchaser, nor the Purchaser Indemnitee may settle or compromise any claim over the objection of the other, provided, however, that consent to settlement or compromise shall not be unreasonably withheld, conditioned or delayed. In any event, the Purchaser and the Purchaser Indemnitee and the Seller may participate, at their own expense, in the defense of such demand or claim. If the Seller elects to defend any demand or claim, the Purchaser and/or the Purchaser Indemnitee shall make available to the Seller any books, records or other documents within its control that are necessary or appropriate for such defense.

16.3. Survival. The Indemnification provided in this Article 16 shall survive the Closing and Closing Date for a period of one hundred twenty (120) days except that the indemnification obligations of Seller for Purchaser Losses arising out of breach of Seller's representations and warranties under Section 10.15 shall survive the Closing and the Closing Date for three (3) years; provided further, that with respect to matters which are the subject of an Indemnification Claim Notice delivered in a timely manner pursuant to Section 16.2(a), the indemnification obligations with respect to such matters shall survive the Closing until final resolution of such claims for indemnification.

ARTICLE 17 -- PURCHASER INDEMNIFICATION

17.1. Indemnification by Purchaser and the FLCC. Purchaser and the FLCC hereby agree to and shall indemnify, defend and hold harmless Seller, and its affiliates, and each of their respective members, owners, officers, directors, beneficiaries, employees, agents, representatives, successors and assigns (the "**Seller Indemnitees**"), from and against any and all claims, demands, suits, arbitrations, actions, causes of action and other legal proceedings of whatsoever kind or nature, and from all claims, liabilities, damages, judgments, costs, fees and expenses (including reasonable attorneys' fees and Court or arbitration fees) arising therefrom (collectively, the "**Seller Losses**"), with respect to any third party claims arising out of or relating to a breach by Purchaser or the FLCC of any of the Purchaser's or the FLCC's representations or warranties set forth in Article 11 of this Agreement.. Seller and Seller Indemnitees hereby acknowledge and agree that the indemnification obligations of the Purchaser and the FLCC as set forth in this Section 17.1 shall exclude any and all Seller Losses to the extent that such Seller Losses are solely attributable to: (a) the negligence, fraud, or willful misconduct of the Seller or of a Seller Indemnitee or to a breach of the representations, warranties or covenants made by the Seller in this Agreement or in any documents executed in connection with this Agreement; or (b) consequential, punitive and incidental damages.

17.2. Notice and Opportunity to Defend.

(a) Notice of Asserted Liability. Purchaser's and the FLCC's indemnification obligations under this Agreement shall be conditional upon receipt of written notice from the Seller within five (5) Business Days after expiration of the applicable "Survival Period" of any demand or claim for indemnification pursuant to Section 17.1 hereof (the "**Indemnification Claim Notice**"). The applicable "Survival Period" shall be one hundred twenty (120) days after the Closing Date for all claims for indemnification pursuant to Section 17.1. Such Indemnification Claim Notice shall describe, in reasonable detail, the possible or asserted claim and why the Party providing notice believes it to be covered by this Indemnification provision.

(b) Opportunity to Defend. The Purchaser may elect to compromise or defend, at its own expense and by its own counsel, any demand or claim asserted to be covered under this Indemnification provision by Seller or by a Seller Indemnitee. If the Purchaser elects to compromise or defend any such demand or claim, it shall, within thirty (30) Calendar Days of receipt of the Indemnification Claim Notice, notify the Seller or the Seller Indemnitee of its intent to do so, and the Seller or the Seller Indemnitee, as the case may be, shall cooperate in the compromise of, or defense against, such demand or claim. The Purchaser shall reimburse the Seller or the Seller Indemnitee for all out-of-pocket costs reasonably incurred by such party in connection with such cooperation. If the Purchaser elects not to compromise or defend, fails to notify the Seller or the Seller Indemnitee of its election as herein provided, or contests its obligation to indemnify under this Agreement, the Seller or Seller Indemnitee may pay, compromise or defend such demand or claim and shall be entitled to reimbursement from the Purchaser for all costs, fees and expenses incurred by the Seller or Seller Indemnitee with respect to the payment, compromise and/or defense of such demand or claim. Notwithstanding the foregoing, neither the Purchaser, the Seller, nor Seller Indemnitee may settle or compromise any claim over the objection of the other, provided, however, that consent to settlement or compromise shall not be unreasonably withheld, conditioned or delayed. In any event, the Seller and the Seller Indemnitee and the Purchaser may participate, at their own expense, in the defense of such demand or claim. If the Purchaser elects to defend any demand or claim, the Seller and/or the Seller Indemnitee shall make available to the Seller any books, records or other documents within its control that are necessary or appropriate for such defense.

17.3. Survival. The Indemnification provided in this Article 17 shall survive Closing and the Closing Date for a period of one hundred twenty (120) days; provided, that with respect to matters which are the subject of an Indemnification Claim Notice delivered in a timely manner pursuant to Section 17.2(a), the indemnification obligations with respect to such matters shall survive the Closing until final resolution of such claims for indemnification.

ARTICLE 18 -- MISCELLANEOUS

18.1. Notices. Any tender, delivery, notice, demand or other communication ("**Notice**") required or permitted under this Agreement shall be in writing, and shall be personally delivered or sent by registered or certified mail, postage prepaid, return receipt requested, overnight mailed or sent by a facsimile machine capable of confirming transmission and receipt, and shall be deemed delivered, given and received upon the earlier of (a) if personally served, the date of delivery to the person to receive such notice; (b) if given by electronic mail or facsimile, when sent, provided a copy of the notice is sent by United States Mail, postage prepaid, as of the date of the electronic mail or facsimile transmission; and (c) if mailed, four (4) Business Days after the date of posting by the United States Postal Service; or (d) if sent by Federal Express or other comparable overnight delivery service, upon delivery as documented by the service's delivery records, all in accordance with the following:

If to Seller to:	Brian F. Lavin
	President
	NTS/Virginia Development Company
	10172 Linn Station Road, Suite 200
	Louisville, Kentucky 40223
	(502) 426-4994 (fax)
	blavin@ntsdevco.com
cc:	John F. McManus, Esquire
	Hirschler Fleischer
	725 Jackson Street, Suite 200
	Fredericksburg, Virginia 22401
	540-604-2101 (fax)
	jmcmanus@hf-law.com
cc:	Rosann D. Tafel, Esquire
	Senior Vice President and General Counsel
	NTS Development Company
	10172 Linn Station Road, Suite 320
	Louisville, Kentucky 40223
	(502) 426-4994 (fax)
	rtafel@ntsdevco.com
If to Purchaser or the FLCC:	Asset Management, L.L.C.
	Fawn Lake Country Club
	11300 Longstreet Drive
	Spotsylvania, Virginia 22551
cc:	Bryan H. Guidash, Esq.
	Walsh, Colucci, Lubeley, Emrich & Walsh, P.C.
	4310 Prince William Parkway, Suite 300
	Prince William, Virginia 22192
	(703)680-6067 (fax)
	bguidash@pw.thelandlawyers.com

18.2.   Entire Agreement. This Agreement, including the Exhibits attached or referred to herein, constitutes the entire contract between the Parties with respect to the subject matter covered by this Agreement.   This Agreement supersedes all previous representations, arrangements, agreements and understandings by and among the Parties with respect to the subject matter covered by this Agreement, including without limitation all prior letters of intent executed between Seller and Purchaser, and any such representations, arrangements, agreements and understandings are hereby canceled and terminated in all respects. This Agreement may not be amended, changed or modified except by a writing duly executed by both of the Parties hereto.

18.3.   Severability.   If any provision of this Agreement, or any portion of any such provision, is held to be unenforceable or invalid, the remaining provisions and portions shall nevertheless be carried into effect to the extent possible.

18.4.   Remedies.   The Parties shall not be deemed to waive any of their rights or remedies under this Agreement, unless such waiver is in writing and signed by the Party to be bound.   No delay or omission on the part of either Party in exercising any right or remedy shall operate as a waiver of such right or remedy or any other right or remedy.

18.5.   Headings.   The headings contained in this Agreement are for convenience only and are not a part of this Agreement, and do not in any way interpret, limit or amplify the scope, extent or intent of this Agreement, or any of the provisions of this Agreement.

18.6.   Counterparts.   This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which together shall constitute one and the same agreement.

18.7.   Attorneys' Fees.   In the event any action is initiated for any breach or default in any of the terms or conditions of this Agreement, then the Party in whose favor judgment shall be entered shall be entitled to have and recover from the non-prevailing Party. all costs and expenses (including reasonable attorneys' fees) incurred in such action and any appeal therefrom.

18.8.   Governing Law and Jurisdiction.   This Agreement shall be governed by and interpreted in accordance with the laws of the Commonwealth of Virginia. Any action seeking to enforce a right or obligation under this Agreement may be filed in any Court in the Commonwealth of Virginia that has subject matter jurisdiction.   The Parties hereto agree to submit to the jurisdiction of such Court and to waive any objection they might have or be able to assert based on a lack of personal jurisdiction or conflicts of law.

18.9.   No Third Party Beneficiary.   This Agreement creates rights and duties only between the Parties, and no third party is or shall be deemed to be or shall have any rights as a third party beneficiary.

18.10. Binding Effect.   This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors, assigns and legal and personal representatives.

18.11. Time of the Essence.   Time is of the essence for the performance of each and every obligation hereunder.

18.12. Weekends and Holidays.   Any date specified in this Agreement for the performance of an obligation or the expiration of a time period which is a Saturday, Sunday or a legal holiday shall be extended to the first regular business day after such date which is not a Saturday, Sunday or a legal holiday.

18.13. Draftsmanship.   This Agreement represents the result of bargaining and negotiations between the Parties and a combined draftsmanship effort. Consequently, Seller and

Purchaser expressly waive and disclaim, in connection with the interpretation of this Agreement, any rule of law requiring that ambiguous or conflicting terms be construed against the party whose attorney prepared this Agreement or any earlier draft of this Agreement.

18.14. <u>Tax-Free Exchange</u>. Purchaser may acquire or Seller may sell the Property through a tax-free exchange under Section 1031 of the Internal Revenue Code. In connection therewith, each party hereto agrees to execute such documents as are reasonably necessary or appropriate and to otherwise cooperate with the other to effectuate such exchange; provided the other party and its representatives shall have a reasonable opportunity to review such documents prior to Closing. Each party hereto hereby indemnifies and holds the other free and harmless from any liability (including, but not limited to, the tax ramification to the other of such tax-free exchange) arising by reason of performing the acts required hereby to effectuate such exchange, except insofar as any such liability is attributable to the failure of the other to perform as required hereunder. No party hereto shall be required to take title or otherwise assume any liability with respect to any property to be exchanged with the Property.

18.15. <u>Broker</u>. Each party hereunder represents and warrants that it did not consult or deal with any broker or agent, real estate or otherwise, with regard to this Agreement or the transactions contemplated hereby. Each party hereto agrees to indemnify and hold harmless the other party from all liability, expense, loss, cost or damage, including reasonable attorneys' fees that may arise by reason of any claim, demand or suit of any agent or broker arising out of facts constituting a breach of the foregoing representations and warranties.

<center>(SIGNATURES ON FOLLOWING PAGE)</center>

1161680_6

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

SELLER:

NTS/VIRGINIA DEVELOPMENT COMPANY, a Virginia corporation

BY: [signature]
NAME: Brian F. Lavin
TITLE: President and Chief Executive Officer

Date: 10/27/10

PURCHASER:

ASSET MANAGEMENT, L.L.C., a Virginia limited liability company

BY: [signature]
NAME: Edward J. Gillis
TITLE: Chair / Managing Member

Date: 10/27/10

JOINDER

Fawn Lake Community Association and Fawn Lake Country Club hereby join in the execution of this Agreement for the purpose of making the covenants, undertakings, representations and warranties expressly made by such Parties in this Agreement and for obtaining any rights expressly accruing to such Parties under this Agreement.

FAWN LAKE COMMUNITY ASSOCIATION

BY: [signature]
NAME: Edward J. Gillis
TITLE: VP

FAWN LAKE COUNTRY CLUB

BY: [signature]
NAME: EDWARD BERLIN
TITLE: CHAIR

EXHIBITS

Exhibit A -   Real Property
Exhibit B -   Contracts
Exhibit C -   Intangible Personal Property
Exhibit D -   Maintenance Facility
Exhibit E -1 -   Initiation Fee Refund Obligations
Exhibit E -   Membership Deposits and Membership Fee Payable
Exhibit F -   Personal Property
Exhibit G -   Prepaid Membership Fees and Dues